One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 +1 617 728 7100 Main +1 617 275 8384 Fax www.dechert.com
Kaitlin McGrath kaitlin.mcgrath@dechert.com +1 617 728 7116 Direct +1 617 275 8395 Fax

September 16, 2022

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonny Oh

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) — File Nos. 333-183173 and 811-22733;
Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on August 9, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 50 under the Securities Act of 1933, as amended, and Amendment No. 53 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on June 23, 2022, accession no. 0001133228-22-004188 (the “Registration Statement”) relating to the registration of John Hancock U.S. High Dividend ETF (the “Fund”), a new series of the Registrant.

For convenience, I have set forth each comment below, followed by the Registrant’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

General Comments

1.	Comment – The Staff notes that certain information is missing from the Registration Statement. Please include all missing information in the definitive filing. Please note that the Staff may have additional comments on the supplemental materials.

Response – The Registrant respectfully acknowledges the comment and has included all missing information in the definitive filing.

2.	Comment – Please provide for the Staff’s review the completed fee table under “Fund summary — Fees and expenses” as part of this letter.

Response – The fee table for the Fund is included in Appendix A to this letter.

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Prospectus

3.	Comment – Under “Fund summary — Fees and expenses — Annual Fund Operating Expenses,” in footnote 2, please confirm that the duration of both contractual waivers will be in effect for at least a one-year period from the date of effectiveness of the registration statement. Please also disclose, if applicable, whether the adviser may recoup expenses, and if so, disclose the time period and that recoupment may only occur if it does not result in an expense ratio that exceeds the expense cap in place at the time of both the waiver and recoupment.

Response – The Registrant confirms that any contractual waivers will be in effect for at least one year from the date of effectiveness, and further notes that waived or reimbursed expenses are not subject to recoupment by the adviser.

4.	Comment – Under “Fund summary — Fees and expenses — Annual Fund Operating Expenses,” in footnote 2, please provide more detail regarding the terms of the second waiver. If this waiver is not expected to be triggered in the first year, then it should not be disclosed in the footnote but can be disclosed under “Fund details — Additional information about fund expenses.”

Response – The Registrant respectfully notes that additional detail regarding the terms of the second waiver may be found in “Fund details—Who’s who—Additional information about fund expenses.” The Registrant also confirms that in accordance with Item 3 of Form N-1A, any contractual waivers reflected in the fee table and described in the corresponding footnotes will be in effect for at least one year from the date of effectiveness. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

5.	Comment – Under “Fund summary — Expense example,” in the second sentence of the first paragraph, please revise the phrase “assuming you redeem all of your shares” to read “assuming you hold or redeem all of your shares.”

Response – The Registrant respectfully submits that the current disclosure is identical to the language provided in Item 3 of Form N-1A. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

6.	Comment – Under “Fund summary — Expense example,” the third sentence of the first paragraph, states as follows: “The example assumes a 5% average annual return and that fund expenses will not change over the periods.” Please disclose that the first year reflects the waivers in place.

Response – The Registrant supplementally confirms that the expense example reflects the effect of contractual fee limitations only for the periods described in the fee table, as permitted by Item 3, Instruction 4(a). However, as Form N-1A does not require disclosure related to this approach, the Registrant respectfully declines to make any changes in response to this comment.

7.	Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[u]nder normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in dividend-paying U.S. large- and mid-cap equity securities.” Please confirm
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that 80% of net assets are economically tied to the U.S. Please also supplementally confirm that these companies are either headquartered in the U.S., have a principal place of business in the U.S., or derive 50% or more of their revenue from the U.S.

Response – In response to the Staff’s comment, the Registrant has revised the second paragraph of the Fund’s principal investment strategies as follows (new disclosure underlined):

Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in dividend-paying U.S. large- and mid-cap equity securities. These dividend-paying U.S. large- and mid-cap equity securities are incorporated in, or have their primary listing in, the United States.

The Registrant confirms that 80% of the Fund’s net assets will be invested in companies that are economically tied to the U.S. In the release proposing Rule 35d-1, the Commission recognized certain factors for determining whether issuers are economically tied to a particular country. In the release adopting Rule 35d-1, however, the Commission did not specify a specific test for determining whether issuers are economically tied to a particular country but rather noted that an investment company will have “flexibility to invest in…types of investments that…expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.” See Investment Company Act Release No. 24828 (Jan. 17, 2001). Supplementally, the Registrant notes that the Fund considers companies that are incorporated in, or have their primary listing in, the U.S. to be economically tied to the U.S. for purposes of the Fund’s 80% policy.

8.	Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[d]ividend-paying U.S. equity securities in which the fund may invest include common and preferred stocks, convertible securities and their equivalents, rights, warrants, and real estate investment trusts (“REITs”) listed on any U.S. exchange.” With respect to “equivalents,” please be more specific or provide examples. Please also add corresponding disclosure under “Fund summary — Principal risks.”

Response – The Registrant has removed the reference to “equivalents.”

9.	Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[t]he selection and weighting of the securities in the fund will be based on a systematic approach.” Please provide more detail under “Fund summary — Principal investment strategies” and “Fund details — Principal investment strategies” as to what constitutes a systematic approach.

Response – In response to the Staff’s comment, the Registrant has revised the fourth paragraph of “Fund summary — Principal investment strategies” as follows:

The selection and weighting of the securities in the fund will be based on a proprietary systematic approach. ~~The~~According to this proprietary systematic approach, the initial investment universe will first be screened for securities that ~~meet certain criteria including, but not limited to, dividend yield. The~~have high and

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persistent dividends or dividends that are expected to grow over time. Following this screening, the portfolio is then optimized ~~to finalize security weights, assessing such risk and cost metrics as turnover and sector exposures, along with various desired factor exposures that are expected to enhance returns over time. These screening criteria and optimization criteria~~. During the optimization process, security factors and portfolio factors are evaluated to optimize weights. Elements of this proprietary systematic approach are subject to change over time.

The Registrant has also revised the sixth paragraph of “Fund details — Principal investment strategies” as follows:

The selection and weighting of the securities in the fund will be based on a proprietary systematic approach. ~~The~~According to this proprietary systematic approach, the initial investment universe will first be screened for securities that ~~meet certain criteria including, but~~have high and persistent dividends or dividends that are expected to grow over time. Such screening criteria may include, but are not limited to, ~~dividend yield. The~~quality factors, dividend yields, dividend growth, dividend persistence, and dividend payout. Following this screening, the portfolio is then optimized ~~to finalize security weights, assessing such risk and cost metrics as turnover and sector exposures, along with various desired factor exposures that are expected to enhance returns over time. These~~. During the optimization process, certain factors are evaluated at either the portfolio or security level to optimize weights. Such optimization factors may include, but are not limited to, beta & dividend yield at the security level, and turnover, position size, & sector exposure at the portfolio level. Elements of this proprietary systematic approach, including the screening criteria and optimization ~~criteria~~factors, are subject to change over time.

10.	Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[t]he initial investment universe will be screened for securities that meet certain criteria including, but not limited to, dividend yield.” Please provide more detail regarding these criteria so that it is clear how the adviser determines what securities to buy and sell.

Response – Please refer to the response to Comment 9 for revised disclosure in response to this comment.

11.	Comment – The disclosure under “Fund summary — Principal investment strategies” states: “The portfolio is then optimized to finalize security weights, assessing such risk and cost metrics as turnover and sector exposures, along with various desired factor exposures that are expected to enhance returns over time.” Please revise this sentence using plain English.

Response – Please refer to the response to Comment 9 for revised disclosure in response to this comment.

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12.	Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[w]hile the fund manages risk by investing in securities across a broad range of industries and market sectors, the fund may at times focus its investments in a particular sector or sectors of the U.S. equity markets.” If the Fund expects to focus its investments in one or more specific sectors, please disclose this here and include corresponding disclosure under “Fund summary — Principal risks.” If the Fund does not expect to focus its investments in one or more specific sectors, please disclose the maximum percentage of the Fund’s assets that may be invested in a particular sector or sectors.

Response – The Registrant notes that the Fund does not intend to focus its investments in any particular economic sector on an ongoing basis. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

13.	Comment – Under “Fund summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address – ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response – The Registrant respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Registrant further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. However, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Registrant includes the following disclosure in the introductory paragraph under the heading “Fund summary — Principal risks”:

The fund’s main risks are listed below in alphabetical order, not in order of importance.

14.	Comment – Under “Fund summary — Principal risks,” the Staff notes that “High portfolio turnover risk” is listed as a principal risk. Please provide corresponding disclosure under “Fund summary — Principal investment strategies.”

Response – The Registrant respectfully notes that the third sentence of “Fund summary — Principal investment strategies” states that the Fund is actively managed and the disclosure in “High portfolio turnover risk” refers to trading securities actively. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

15.	Comment – Under “Fund summary — Principal risks — Premium/discount risk,” please add disclosure that the bid-ask spread may widen.

Response – The Registrant notes that the existing disclosure contemplates that the Fund’s bid-ask spread may widen as it states: “Disruptions to creations and redemptions or the market price of the fund’s holdings, the existence of extreme market volatility or potential lack of an active trading market for shares may result in shares trading at a significant premium or discount to NAV….Given the nature of the relevant markets for certain of the fund’s securities, shares may trade at a larger premium or

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discount to the NAV than shares of other ETFs.” Registrant further notes that the following disclosure is included under “Fund details — Principal risks of investing — ETF Trading Risk”: “The bid-ask spread may vary over time based on the fund’s trading volume and market liquidity and may increase as a result of a decrease in the fund’s trading volume, the spread of the fund’s underlying securities, or reduced market liquidity.” Therefore, the Registrant respectfully declines to make any changes in response to this comment.

16.	Comment – Under “Fund summary — Principal risks,” the Staff notes that “Quantitative modeling risk” is listed as a principal risk. Please provide corresponding disclosure under “Fund summary — Principal investment strategies.”

Response – The Registrant notes that the following disclosure is included under “Fund summary — Principal investment strategies”:

The selection and weighting of the securities in the fund will be based on a proprietary systematic approach. According to this proprietary systematic approach, the initial investment universe will first be screened for securities that have high and persistent dividends or dividends that are expected to grow over time. Following this screening, the portfolio is then optimized. During the optimization process, security factors and portfolio factors are evaluated to optimize weights. Elements of this proprietary systematic approach are subject to change over time.

The Registrant believes this disclosure corresponds with “Quantitative modeling risk.” Therefore, the Registrant respectfully declines to make any changes in response to this comment.

17.	Comment – While past performance is not shown in the “Fund summary — Past performance” section because the Fund has not yet commenced operations, please supplementally provide the broad-based market index the Fund intends to use when it is appropriate to display past performance in this section.

Response – It is anticipated that the broad-based market index will be MSCI USA High Dividend Yield Index, but the Registrant respectfully notes that the advisor may determine to select a different broad-based market index when preparing the performance disclosure in the future.

18.	Comment – In “Fund summary — Portfolio management” and “Who’s who — Subadvisor,” please state the year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response – Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

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19.	Comment – The Staff notes that the disclosure in “Fund summary—Principal investment strategies,” relating to Item 4 of Form N-1A, appears to be mostly similar the disclosure in “Fund details—Principal investment strategies,” relating to Item 9 of Form N-1A. Consistent with the SEC staff’s IM Guidance Update No. 2014-08 (June 2014), please revise and provide the disclosure required by Item 9 and instruction thereto, including how the adviser determines which securities to buy and sell.

Response – The Registrant respectfully notes that the disclosure under “Fund summary—Principal investment strategies” and “Fund details—Principal investment strategies” includes a description of how the adviser determines which securities to buy and sell. We also note that the risk disclosure under “Fund details” is more detailed than the corresponding disclosure in the “Fund summary.” Accordingly, the Registrant believes that the disclosure in the prospectus is consistent with the SEC Staff guidance referenced above, and that no changes are necessary in response to this comment.

20.	Comment – Under “Fund details — Temporary defensive investing,” please provide more detail as to the extent the Fund may deviate from its principal investment strategies during any transition periods.

Response – The Registrant believes the current disclosure is sufficiently clear and notes that additional disclosure is not required by Form N-1A. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

21.	Comment – With respect to “Derivatives and other investments” under “Fund details — Additional investment strategies,” please add this disclosure to the Fund’s principal investment strategies and principal investment risks. Please ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with this use. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”). Please also disclose whether investments in derivatives count towards the Fund’s 80% policy. If so, please supplementally explain how derivatives are valued for this purpose.

Response – The Registrant notes that derivatives are not a principal investment strategy for the Fund. The Registrant also confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter. Accordingly, the Registrant respectfully declines to make any changes in response to this comment. The Registrant reserves the right to use derivatives to count towards the Fund’s 80% Policy. The Fund generally uses market value, and not notional value, to value derivatives in connection with its 80% Policy.

22.	Comment – Please clarify whether the “Securities lending” strategy in the “Fund details — Additional investment strategies” section is a principal or non-principal strategy of the Fund. The Staff notes that the disclosures suggest the strategy may be principal. Please move any principal strategy to the “Principal investment strategies” section.

Response – The Registrant notes that the strategy is a non-principal strategy of the Fund. The Registrant also notes that the description of the strategy is in the “Fund details — Additional investment strategies” section of the statutory portion of the Prospectus. This section is a distinct section in the statutory portion and is separate from the “Fund details — Principal investment strategies” and “Fund summary—Principal investment strategies,” section. The Registrant believes this presentation clearly identifies the principal and non-principal strategies of the Fund and is permitted by Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

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23.	Comment – Please confirm supplementally whether securities underlying the Fund are traded outside of a collateralized settlement system. If so, please revise the “Fund details — Principal risks of investing — Authorized participant concentration risk” disclosure to indicate that a limited number of financial institutions that may act as authorized participants (“APs”) to post collateral on certain trades on an agency basis (i.e., on behalf of other market participants), and that if those APs exit the business or are unable to process creations or redemptions or similar activities, this may result in a significantly diminished trading market for the Fund’s shares.

Response – The Registrant confirms that the securities underlying the Fund will typically settle within a collateralized settlement system. Additionally, the Registrant notes that “Fund details — Principal risks of investing — Authorized participant concentration risk” includes the following: “The fund has a limited number of intermediaries that act as authorized participants. To the extent that these intermediaries exit the business or are unable to proceed with creation and/or redemption orders with respect to the fund and no other authorized participant is able to create or redeem in their place, shares may trade at a discount to NAV and may face delisting. This may in turn result in a significantly diminished trading market for fund shares.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

24.	Comment – Under “Fund details — Principal risks of investing — Economic and market events risk,” please revise the phrase “[t]o the extent the Fed ‘tapers’ or reduces the amount of securities it purchases pursuant to quantitative easing, and/or raises the federal funds rate, there is a risk that interest rates will rise,” to reflect that quantitative easing has ended and interest rates have already risen.

Response – The Registrant has made the requested change and added disclosure in “Fund details — Principal risks of investing — Economic and market events risk” as follows:

Beginning in March 2022, the Fed began increasing interest rates and has signaled the potential for further increases. As a result, risks associated with rising interest rates are currently heightened. It is difficult to accurately predict the pace at which the Fed will increase interest rates any further, or the timing, frequency or magnitude of any such increases, and the evaluation of macro-economic and other conditions could cause a change in approach in the future. Any such increases generally will cause market interest rates to rise, which will cause the value of a fund’s fixed-income securities to fall. Any such rate increases may also increase volatility and reduce liquidity in the fixed-income markets, which would make it more difficult to sell a fund’s fixed-income securities.

25.	Comment – Under “Fund details — Principal risks of investing — Liquidity risk,” please remove the following sentence as it is not applicable to this Fund: “Exposure to liquidity risk may be heightened for funds that invest in securities of emerging markets and related derivatives that are not widely traded, and that may be subject to purchase and sale restrictions.”
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Response – The disclosure in “Fund details — Principal risks of investing — Liquidity risk” is used by funds in the John Hancock fund complex that may be exposed to liquidity risk. In order to achieve consistency of risk disclosure across all of the relevant John Hancock funds, the Registrant respectfully declines to make any changes in response to this comment.

26.	Comment – Under “Fund details — Principal risks of investing — Liquidity risk,” please remove references to fixed income securities or provide corresponding disclosure in the Fund’s principal investment strategies that explains why these references are relevant to the Fund.

Response – In response to the Staff’s comment, the Registrant has removed the second paragraph in “Fund details — Principal risks of investing — Liquidity risk.”

27.	Comment – Under “Fund details — Principal risks of investing — Liquidity risk,” the Fund states “Because market makers provide stability to fixed-income markets, the significant reduction in dealer inventories could lead to decreased liquidity and increased volatility, which may become exacerbated during periods of economic or political stress.” Please add disclosure explaining that decreased liquidity could lead to greater spreads between the market price of the Fund’s shares and the underlying value of the Fund’s portfolio securities.

Response – The Registrant notes that the following disclosure is included under “Fund details — Principal risks of investing — ETF Trading Risk”:

The bid-ask spread may vary over time based on the fund’s trading volume and market liquidity and may increase as a result of a decrease in the fund’s trading volume, the spread of the fund’s underlying securities, or reduced market liquidity. The bid-ask spread may increase significantly in times of market disruption, meaning that shares may trade at a discount to the fund’s NAV. Such discount is likely to be greatest during significant market volatility. In stressed market conditions, the market for a fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the fund’s underlying portfolio holdings. This in turn could lead to differences between the market price of the fund’s shares and the underlying value of those shares.

Therefore, the Registrant respectfully declines to make any changes in response to this comment.

28.	Comment – In “Fund details — Additional risks of investing,” please disclose if the risks in that section are principal risks or non-principal risks. If they are principal risks, please include corresponding disclosure in “Fund summary — Principal risks.”

Response – The Registrant notes that the risks in the “Additional risks of investing” section are non-principal risks of the Fund. The Registrant also notes that this section of the statutory portion of the Prospectus is a distinct section and is separate from the “Principal Risks of Investing” section. The Registrant believes this presentation clearly identifies the principal and non-principal risks of the Fund and is permitted by Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

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29.	Comment – In “Fund details — Who’s who — Management fee,” please disclose the period to be covered by the shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A.

Response – The Registrant respectfully notes that current disclosure states: “The basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Registrant believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

30.	Comment – Under the heading “Fund details — Additional information about fund expenses,” please include a discussion of the Funds’ contractual waivers that are disclosed in the “Annual Fund Operating Expenses” tables.

Response – The Registrant respectfully notes that General Instruction C.3.(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” As the contractual fee waiver information is disclosed in response to Item 3 of Form N-1A it need not be repeated under “Who’s who—Additional information about fund expenses.” The Registrant further notes that it discloses contractual waivers that impact the fee table in footnotes to the fee table (as required by Item 3 of Form N-1A), but discloses contractual waivers that do not impact the fee table and voluntary waivers in “Who’s who - Additional information about fund expenses.” Therefore, the Registrant respectfully declines to make any changes in response to this comment.

31.	Comment – Under “Fund details — Shareholder information — Creations and redemptions,” please reconcile the disclosure in the last two paragraphs relating to cash redemptions with the disclosure under “Fund details — Tax-advantaged product structure.”

Response – The Registrant has replaced the last paragraph of the “Shareholder information — Creations and redemptions” section with the following:

To the extent the fund effects redemptions in cash rather than in-kind, the fund may incur certain costs, including brokerage costs and/or taxable gains or losses, that the fund may not have incurred if it had effected redemptions entirely in-kind. These costs may decrease the fund’s NAV to the extent they are not offset by a transaction fee payable by an Authorized Participant.

Statement of Additional Information

32.	Comment – Under “Exchange Listing and Trading,” please reconcile the disclosure in the last paragraph relating to cash redemptions with the disclosure under “Fund details — Tax-advantaged product structure.”

Response – The Registrant respectfully notes that while the Fund intends to create and redeem shares principally in-kind in creation units, the Fund reserves the right to create or redeem shares using cash.

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Therefore, the Registrant believes the current disclosure is appropriate and respectfully declines to make any changes in response to this comment.

33.	Comment – With respect to “Risk Factors — ESG Integration Risk,” if the Fund intends to integrate environment, social and governance (“ESG”) factors into its investment process, please add corresponding disclosure under “Fund details — Principal risks of investing” in the Prospectus. In particular, the following statement should be included under “Fund details — Principal risks of investing” in the Prospectus: “Integration of ESG factors into a fund’s investment process does not preclude a fund from including companies with low ESG scores or excluding companies with high ESG scores in the fund’s investments.”

Response – The Registrant notes that “ESG Integration Risk” is included in the combined Statement of Additional Information for the John Hancock ETFs and that it is the Registrant’s intention to include the Fund in the combined Statement of Additional Information in subsequent annual update filings. Supplementally, the Registrant notes that the Fund does not intend to integrate ESG factors into its investment process and believes the current disclosure in the Prospectus is appropriate. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

34.	Comment – Please confirm that all SAI and Part C disclosure will be provided as of the most recent calendar year, fiscal year, or specific time period or date, as required by Form N-1A.

Response – The Registrant so confirms.

35.	Comment – Under “Investment Management Arrangements and Other Services — Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response – The Registrant respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.

36.	Comment – Under “Creations and Redemptions — Procedures for Creating Creation Units — Acceptance of Creation Orders,” in the first sentence, please remove the statement that the Fund reserves the “absolute” right to reject or revoke acceptance of a creation order if “(iii) acceptance of the Fund Deposit would have certain adverse tax consequences to the fund . . . [or] (v) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Trust or the rights of beneficial owners of the fund. . .” The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the proposal and adoption of Rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and
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therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response – The Registrant has revised the disclosure as follows:

The Trust and the Distributor reserve the absolute right to reject or revoke acceptance of a creation order transmitted to it in respect to the fund, for example if: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the fund; (iii) ~~acceptance of the Fund Deposit would have certain adverse tax consequences to the fund; (iv)~~ acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ~~(v) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Trust or the rights of beneficial owners of the fund;~~ or (iv)~~(vi)~~ in the event that circumstances outside the control of the Trust, the Transfer Agent, the Distributor or the Advisor make it for all practical purposes impossible to process creation orders.

Part C

37.	Comment – Section 2.11(b) of the Declaration of Trust states: “Any suit, action or proceeding brought by or in the right of any Shareholder . . . shall be brought exclusively in the United States District Court for the District of Massachusetts, or to the extent such court does not have jurisdiction then such actions and/or claims shall be brought in the Superior Court of Suffolk County for the Commonwealth of Massachusetts.” Please disclose this provision and the related risks in the Prospectus. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of the provision since the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response – The Registrant respectfully acknowledges the Staff’s comment; however, the Registrant believes the current disclosure is appropriate and consistent with the requirements of Form N-1A.

38.	Comment – Please disclose the following three provisions in Section 2.11(d) and (g) of the Declaration of Trust in the Prospectus and state that these provisions do not apply to claims arising under federal securities laws:

i.	“Except to the extent expressly permitted under the federal securities laws, no Shareholder or group of Shareholders shall have the right to bring or maintain any court action, proceeding or claim on behalf of the Trust or any Series or Class of Shares without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim.”
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ii.	“The Trustees shall consider the merits of the claim and determine whether commencing or maintaining a suit would be in the best interests of the Trust or the affected Series or Class, as applicable.”

iii.	“Any diminution in the value of the Shareholder’s shares, or any other claim arising out of or relating to an allegation regarding the actions, inaction, or omissions of or by the Trustees, the Trust’s officers, or the Investment Adviser is a legal claim belonging only to the Trust and not to the Shareholders individually.”

Response – The Registrant respectfully acknowledges the Staff’s comment; however, the Registrant believes the current disclosure is appropriate and consistent with the requirements of Form N-1A.

The Registrant, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at 617-728-7116.

Sincerely,

Kaitlin McGrath

cc: Sarah M. Coutu

Christopher P. Harvey

Allison M. Fumai

Cynthia Yi

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September 16, 2022 Page 14

Appendix A

The final fee table is shown below:

FEES AND EXPENSES

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.29
Other expenses[1]	1.27
Total annual fund operating expenses	1.56
Contractual expense reimbursement[2]	-1.22
Total annual fund operating expenses after expense reimbursements	0.34

1 “Other expenses” have been estimated for the fund’s first year of operations.

2 The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.34% of average daily net assets. Expenses means all the expenses of the fund, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) borrowing costs, (f) prime brokerage fees, (g) acquired fund fees and expenses paid indirectly, and (h) short dividend expense. This agreement expires on August 31, 2024, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or to reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2024, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. Please see below a hypothetical example showing the expenses of a $10,000 investment in the fund for the time periods indicated assuming you redeem all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. The example does not take into account brokerage commissions that you may pay on your purchases and sales of shares of the fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)
1 Year	35
3 Years	373
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